Filed Pursuant to Rule 433

Registration No. 333-207139

November 15, 2016

Final Term Sheet
$750,000,000 4.500% Senior Notes due 2026

Issuers:	Plains All American Pipeline, L.P. and PAA Finance Corp.

Ratings (Moody’s / S&P / Fitch):*	Baa3 / BBB- / BBB

Security Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Pricing Date:	November 15, 2016

Settlement Date (T+5):	November 22, 2016

Maturity Date:	December 15, 2026

Principal Amount:	$750,000,000

Benchmark Treasury:	UST 2.00% due November 15, 2026

Benchmark Treasury Yield:	2.235%

Spread to Benchmark Treasury:	+230 bps

Yield to Maturity:	4.535%

Coupon:	4.500%

Public Offering Price:	99.716%

Net Proceeds (after deducting the underwriting discount and estimated offering expenses) to the Partnership:	$741.3 million

Make-Whole Call:	T+ 35 bps

Call at Par:	On or after September 15, 2026

Interest Payment Dates:	June 15 and December 15, beginning on June 15, 2017

CUSIP / ISIN:	72650R BL5 / US72650RBL50

Joint Book-Running Managers:

J.P. Morgan Securities LLC
BNP Paribas Securities Corp.

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Wells Fargo Securities, LLC
BBVA Securities Inc.
DNB Markets, Inc.
SMBC Nikko Securities America, Inc.

Co-Managers:	CIBC World Markets Corp. Fifth Third Securities, Inc. ING Financial Markets LLC PNC Capital Markets LLC Regions Securities LLC U.S. Bancorp Investments, Inc.

*                                         Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Delivery of the notes is expected to be made against payment therefor on or about November 22, 2016, which is the 5th business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

The issuers have filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.